Exhibit 1

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in accordance with article 12 of CVM Instruction No. 358/02, informs the market that it has received a letter from MARATHON ASSET MANAGEMENT L.P., as transcribed below:

“Dear Sirs,

MARATHON ASSET MANAGEMENT L.P., with headquarters in the city of New York, State of New York, USA, at One Bryant Park, 38th floor, hereby gives notice under Article 12, of CVM Rule 358, dated January 3, 2002, that it has acquired 14,500,000 preferred shares of Oi S.A. (“Company”), bringing its total holdings in the Company to 9.2% of the preferred capital stock of the Company.

Marathon further informs that (i) does not intend to change or affect the control of the Company, or to change its management team; (ii) does not hold any other securities or derivatives referenced to the shares of the Company; and (iii) has no agreement relating to the exercise of voting rights, the purchase or the sale of shares.

Sincerely yours,

MARATHON ASSET MANAGEMENT L.P.”

Rio de Janeiro, July 12, 2016

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A. – In Judicial Reorganization